SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.)

E-House (China) Holdings Limited
(Name of Issuer)

Ordinary shares, par value $0.001 per share(1)
(Title of Class of Securities)

26852W103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The Reporting Persons own American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

CUSIP No.	26852W103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hermes Investment Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,714,165

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,714,165

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,714,165(2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

2 Represented by 8,714,165 American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

CUSIP No.	26852W103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BT Pension Scheme

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,714,165

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,714,165

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,714,165(3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

3 Represented by 8,714,165 American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

CUSIP No.	26852W103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BT Pension Scheme Trustees Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,714,165

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,714,165

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,714,165(4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

4 Represented by 8,714,165 American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

CUSIP No.	26852W103

Item 1.	(a).	Name of Issuer:

E-House (China) Holdings Limited

	(b).	Address of issuer's principal executive offices:

Qiushi Building, 11/F 383 Guangyan Road, Zhabei District Shanghai 200072 People's Republic of China

Item 2.	(a)-(c).	Name Principal Business Address, and Citizenship of Person Filing:

Hermes Investment Management Limited 1 Portsoken Street London, E1 8HZ

BT Pension Scheme 1 Portsoken Street London, E1 8HZ
BT Pension Scheme Trustees Limited 1 Portsoken Street London, E1 8HZ

Item 2.	(d)	Title of class of securities:

Ordinary shares, par value $0.001 per share(5)

Item 2.	(e).	CUSIP No.:

26852W103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

	(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

5 The Reporting Persons own American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

Item 4.	Ownership.(6)

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Hermes Investment Management Limited	8,714,165 shares
		BT Pension Scheme	8,714,165 shares
		BT Pension Scheme Trustees Limited	8,714,165 shares

	(b)	Percent of class:

		Hermes Investment Management Limited	5.9%
		BT Pension Scheme	5.9%
		BT Pension Scheme Trustees Limited	5.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

		Hermes Investment Management Limited	0 shares
		BT Pension Scheme	0 shares
		BT Pension Scheme Trustees Limited	0 shares

(ii) Shared power to vote or to direct the vote

		Hermes Investment Management Limited	8,714,165 shares
		BT Pension Scheme	8,714,165 shares
		BT Pension Scheme Trustees Limited	8,714,165 shares

(iii) Sole power to dispose or to direct the disposition of

		Hermes Investment Management Limited	0 shares
		BT Pension Scheme	0 shares
		BT Pension Scheme Trustees Limited	0 shares

(iv) Shared power to dispose or to direct the disposition of

		Hermes Investment Management Limited	8,714,165 shares
		BT Pension Scheme	8,714,165 shares
		BT Pension Scheme Trustees Limited	8,714,165 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

N/A

6 Represented by 8,714,165 American Depositary Shares, which may be exchanged for ordinary shares, par value $0.001 per share, at a 1:1 ratio.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All of the securities reported in this Schedule 13G are owned by advisory clients of Hermes Investment Management Limited. No such client is a beneficial owner of more than five percent of the Issuer's ordinary shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 21, 2016
(Date)

Hermes Investment Management Limited

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

BT Pension Scheme

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

BT Pension Scheme Trustees Limited

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated June 21, 2016 relating to the ordinary shares, par value $0.001 per share of E-House (China) Holdings Limited shall be filed on behalf of the undersigned.

June 21, 2016
(Date)

Hermes Investment Management Limited

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

BT Pension Scheme

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

BT Pension Scheme Trustees Limited

By:	/s/ Joseph Kagan
Joseph Kagan, Authorized Person

Exhibit B

Hermes Investment Management Limited is the relevant entity for which each of BT Pension Scheme and BT Pension Scheme Trustees Limited may be considered a control person.